(404) 815-2227
reypascual@paulhastings.com

October 26, 2010

74133.00029

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Mr. John Reynolds, Assistant Director

Re:	ExamWorks Group, Inc. Registration Statement on Form S-1 Filed August 13, 2010 File No. 333-168831

Dear Mr. Reynolds:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, ExamWorks Group, Inc. (the “Company”), is Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2010 (the “Registration Statement”).

Amendment No. 4 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated October 25, 2010 with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of Amendment No. 4. These responses are made on behalf of the Company.

United States Securities and Exchange Commission
October 26, 2010

Staff Comments and Company Responses

Use of Proceeds

1.	We note your response to comment 1and your revised disclosure in the Use of Proceeds section indicates that you have not determined a specific use for the $18.8 million portion of the net proceeds of this offering. Please add disclosure in this section as to the principal reasons for the offering.

The Company has revised the disclosure to clarify that the Company will use the remaining approximately $18.8 million of the proceeds of the offering to continue to expand its business through acquisitions, as well as for working capital and other general corporate purposes. Please refer to page 22 of Amendment No. 4.

Capitalization

2.	It appears the pro forma as adjusted balances presented here are inconsistent with your pro forma as adjusted balances presented on page 25. Please revise your disclosure here to ensure that the pro forma as adjusted balance represents only the effects of the offering. To ensure a reader has a clear understanding, other transactions that will occur simultaneously with the offering should be presented in a separate column on a pro forma basis.

The Company has revised the disclosure to address the Staff’s comment. Please refer to page 24 of Amendment No. 4.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Acquisitions

3.	We note the company’s response to comment four of our letter dated October 1, 2010 and we partially reissue the comment. To the extent that the term “best practices” appears in the prospectus, please revise your disclosure to define. Similarly, to the extent that the company refers to leveraging the company’s knowledge and position in the industry, please discuss in greater detail.

The Company has revised the disclosure to delete all references to “best practices” and “leveraging the company’s knowledge and position in the industry.”

United States Securities and Exchange Commission
October 26, 2010

Results of Operations

4.	Please revise your tabular disclosure to present predecessor financial information for the appropriate periods.

The Company has revised the disclosure to address the Staff’s comment. Please refer to page 43 and page 44 of Amendment No. 4.

5.	We have reviewed your revised disclosure as a result of our prior comment 22 noting you have not addressed the historical results of the Predecessor, CFO Medical Services. Please revise your disclosure to present a discussion of the results of operations of the Predecessor for the year ended December 31, 2007 and the period from January 1, 2008 to July 13, 2008.

The Company has revised the disclosure to address the Staff’s comment. Please refer to page 47 of Amendment No. 4.

6.	We have reviewed your revised disclosure as a result of our prior comment 22 noting you have provided a discussion of “combined” financial data for the years ended December 31, 2008 and 2007. Please note that it is inappropriate to merely combine information for those periods. You should consider whether your discussion of the historical results of operations should be supplemented by a discussion based upon pro forma financial information to reflect the acquisition that occurred in July 2008. If you determine that a supplemental discussion is appropriate, then the pro forma financial information should be presented in a format consistent with Article 11 of Regulation S-X. A determination as to whether a discussion of the historical financial statements should be supplemented with a discussion based on a pro forma information should take into consideration all of the facts and circumstances surrounding the transaction, the nature of the pro forma adjustments to be made, and the overall meaningfulness the supplemental discussion. Please note that pro forma results should not be discussed in isolation and should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K.

The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 47 through 48 of Amendment No. 4.
Business

7.	Please revise to identify the predecessor company in this section. Revise to describe the July 14, 2008 transaction in more detail.

The Company has revised the disclosure to address the Staff’s comment. Please refer to page 62 of Amendment No. 4.

United States Securities and Exchange Commission
October 26, 2010

Intellectual Property

8.	We note your response to comment 14 of our letter dated October 1, 2010. Please revise to specifically disclose the company’s current patents, trademarks and copyrights and the remaining duration of each.

The Company has revised the disclosure to address the Staff’s comment. The Company does not have any patents. Please refer to page 74 of Amendment No. 4.

Executive Compensation Compensation Discussion and Analysis

9.	We note the monitoring fees to Messrs. Perlman and Price will be terminated upon completion of the offering. Given that this was the majority of their compensation, discuss the compensation arrangements for these two NEOs following completion of the offering. See Instruction 2 to Item 402(b) of Regulation S-K.

The Company has revised the disclosure to address the Staff’s comment and to clarify that the options to purchase 257,055 shares of common stock that vest on the 12-month anniversary of the offering constitute each of Messrs. Perlman and Price’s primary compensation from the Company for that period. Please refer to page 87 of Amendment No. 4.

Summary Compensation Table

10.	We note your revised disclosure in response to comment 20 of our letter dated October 1, 2010. Please add a sentence to your footnote disclosure confirming that the grant date fair value of the shares issued was computed in accordance with stock-based compensation accounting rules (ASC Topic 718) for 2009.

The Company has revised the disclosure to address the Staff’s comment. Please refer to page 88 of Amendment No. 4.
Exhibits

11.	We note your response to comment 26 of our letter dated October 1, 2010. Item 601(b)(10) of Regulation S-K requires that agreements be filed in their entirety. Please file Exhibit 10.1.7 in its entirety.

The Company has re-filed exhibit 10.1.7 in its entirety.

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United States Securities and Exchange Commission
October 26, 2010

     Please advise us if we can provide any further information or assistance to facilitate your review. As discussed with the Staff, the Company expects to commence trading on the New York Stock Exchange on October 28, 2010 and has requested effectiveness of the Registration Statement for 4:30 pm on Wednesday, October 27, 2010. Please direct any further comments or questions regarding Amendment No. 4 or this response letter to me at 404-815-2227 at your earliest convenience

Very truly yours,

Reinaldo Pascual
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Attachments

cc:	Angela Halac Jamie Kessel David Link Erin Wilson